Filed pursuant to Rule 424(b)(3)

Registration No. 333- 229684

Prospectus Supplement No. 1 to Reoffer Prospectus

of

Waitr Holdings, Inc.

4,820,000 Shares of Common Stock

This Prospectus Supplement (this “Supplement”) supplements the reoffer prospectus filed as part of the Registration Statement on Form S-8 filed by Waitr Holdings Inc. (the “Company,” “us,” “our” or “we”) with the Securities and Exchange Commission (the “SEC”) on February 14, 2019 (the “Prospectus”), and relates to 4,820,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company that may be offered and sold from time to time by the selling stockholders named in this Supplement (the “Selling Stockholders”) for their own account. The Selling Stockholders are “affiliates” of the Company (as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)).

You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

The table below updates the information in the Selling Securityholder table in the Prospectus covering 4,820,000 shares of Common Stock that have been or will be issued pursuant to restricted stock awards or options granted to the Selling Stockholders and will be “restricted securities” under the Securities Act before their sale under this Supplement and the Prospectus. This Supplement and the Prospectus have been prepared for the purposes of registering these shares under the Securities Act to allow for future sales by the Selling Stockholders listed below on a continuous or delayed basis to the public without restriction. Unless otherwise indicated, the address for each Selling Stockholder listed in the table below is c/o Waitr Holdings, Inc. 214 Jefferson Street, Suite 200, Lafayette, Louisiana 70501.

Selling Stockholder	Position	Shares of Common Stock Beneficially Owned Prior to this Offering (1)	Percentage of Common Stock Beneficially Owned Before Resale (1)	Shares of Common Stock Offered for Resale in this Offering(2)	Shares of Common Stock Beneficially Owned After this Offering	Percentage of Common Stock Beneficially Owned After Resale (1)
Christopher Meaux(3)	Former Chief Executive Officer and Chairman	4,695,720	4.0%	450,000	4,435,179	3.8%
Tilman Fertitta(4)	Former Director	5,230,744	4.5%	230,744	5,000,000	4.3%
Steven L. Scheinthal(5)	Director	420,744	*	500,936	40,000	*
Carl Grimstad(6)	Chief Executive Officer and Chairman	4,786,199	3.9%	1,423,431	3,362,768	2.8%
Leo Bogdanov(7)	Chief Financial Officer	122,021	*	320,953	10,000	*
Mark D’Ambrosio	Chief Sales Officer	83,971	*	305,971	—	—
David Cronin	Chief Engagement Officer	83,334	*	250,000	—	—
Thomas Pritchard	General Counsel	100,450	*	367,117	—	—
Jonathan Green(8)	Director	8,117,607	6.8%	19,779	8,097,828	6.7%
Charles Holzer	Director	200,000	*	320,192	—	—
Buford Ortale	Director	466,113	*	320,192	266,113	*
Pouyan Salehi	Director	226,371	*	359,749	—	—
William Gray Stream(9)	Director	1,777,700	1.5%	350,936	1,546,956	1.3%

*	Represents beneficial ownership of less than 1%.
(1)

The percentage of beneficial ownership is calculated based on 117,293,450 shares of common stock outstanding as of August 18, 2021. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(2)

Assumes all of the shares of Common Stock being offered are sold in the offering, that shares of Common Stock beneficially owned by such Selling Stockholder but not being offered pursuant to this prospectus (if any) are not sold, and that no additional shares are purchased or otherwise acquired other than pursuant to the options or RSUs relating to the shares being offered.

(3)

Interests shown include 3,593,708 shares held by Meaux Enterprises, LLC (“Meaux LLC”) and 250,000 shares offered for resale that were previously included in the Prospectus. Mr. Meaux has voting and dispositive control over the shares held by Meaux LLC. All holdings by Meaux LLC and Mr. Meaux have been consolidated for purposes of this table. As of the date of this Supplement, Mr. Meaux has disposed of 189,459 shares of Common Stock registered for resale by the Prospectus.

(4)

The interests shown for Mr. Fertitta include 4,000,000 shares held directly by Fertitta Entertainment, Inc. Tilman J. Fertitta owns and controls Fertitta Entertainment, Inc. and has voting and dispositive control over the shares held by Fertitta Entertainment, Inc.

(5)	Includes 150,000 shares offered for resale that were previously included in the Prospectus.
(6)	The interests shown for Mr. Grimstad reflect options outstanding and exercisable as of the date of this Supplement, pursuant to his Option Agreement dated January 3, 2020.
(7)	The interests shown for Mr. Bogdanov include 42,735 shares of common stock that are issuable within 60 days of the date of this Supplement upon the vesting of RSUs.
(8)

Jonathan Green, as a managing member and controlling person of the general partner of one of the investment funds (the “Luxor Funds”) affiliated with Luxor Capital Group, LP (“Luxor Capital”), may be deemed to beneficially own shares of common stock held by Luxor Capital, shares of common stock issuable upon exercise of warrants held by the Luxor Funds, and shares of common stock issuable upon the conversion of convertible notes held by the Luxor Funds. The interests shown for Mr. Green include (i) 5,353,326 shares of common stock held by Luxor Capital, (ii) 251,768 shares of common stock issuable upon conversion of warrants held by the Luxor Funds and (iii) 2,492,734 shares of common stock issuable upon conversion of convertible notes held by the Luxor Funds. The Luxor Funds will not have the right to convert the convertible notes to the extent that after giving effect to such conversion, Luxor Capital would beneficially own in excess of 9.99% of the shares of common stock outstanding immediately after giving effect to such conversion. Jonathan Green, as a controlling person of the general partner of one of the Luxor Funds, may be deemed the beneficial owner of the shares to be owned by such fund.

(9)

The interests shown for Mr. Stream include (i) 509,324 shares held by Stream Investment Holdings, LLC (“SIH”), (ii) 9,169 shares held by Stream Financial Services, LLC (“SFS”), (iii) 97,794 shares held by Sierra Pelican (“Sierra”), (iv) 617,049 shares held by Mithras, LLC (“Mithras”), (v) 100,000 shares held by Stream Family LP (“SF”) and (vi) 141,400 shares held by various trusts, including Matilda Gray Stream Trust FBO Geddings A. Hempel, Matilda Gray Stream Trust FBO Lillian Stream, Matilda Gray

Stream Trust FBO M. Stream & Children, Matilda Gray Stream Trust FBO Matilda Stream, Matilda Gray Stream Trust FBO Fielder W. Hempel, Matilda Gray Stream Trust FBO Harold King Stream and Matilda Gray Stream Trust FBO Sanders Griffin Hempel (“the Stream Trusts”). Mr. Stream has voting and dispositive control over the shares held by each of SIH, SFS, Sierra, Mithras, SF and Stream Trusts.

The Selling Stockholders may offer and sell their shares of Common Stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the Common Stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of the Common Stock. The Common Stock may be sold through underwriters or dealers which the Selling Stockholders may select. If underwriters or dealers are used to sell the shares, we will name them and describe their compensation in a prospectus supplement. For a description of the various methods by which the Selling Stockholders may offer and sell their Shares, see the section entitled “Plan of Distribution” in the Prospectus. We will receive no part of the proceeds from sales of the Common Stock. The Selling Stockholders will bear all sales commissions and similar expenses. Any other expenses incurred by us in connection with the registration and offering and not borne by the Selling Stockholders will be borne by us.

Our Common Stock is quoted on the Nasdaq Stock Market LLC under the symbol “WTRH.” On August 18, 2021, the closing sales price of our Common Stock on the Nasdaq Capital Market LLC was $1.12 per share.

You should carefully read and consider the risk factors under Item 1A beginning on page 7 of our Annual Report on Form 10-K for the year ended December 31, 2020 for risks relating to investment in the Company’s securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Supplement. Any representation to the contrary is a criminal offense.

The date of this Supplement is August 19, 2021